                                 CERTIFICATIONS


                  Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States
Code), the undersigned officer of Points International Ltd. (the
"CORPORATION"), hereby certifies, to such officer's knowledge, that:

                  The annual report on Form 40-F for the year ended December 31, 2005 (the "REPORT") of the Corporation fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Corporation.


Dated: March 21, 2006

                                        /s/ T. Robert MacLean
                                        ----------------------------------
                                        Name: T. Robert MacLean
                                        Title: Chief Executive Officer

                                 CERTIFICATIONS

                  Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States
Code), the undersigned officer of Points International Ltd. (the "CORPORATION"), hereby certifies, to such officer's knowledge, that:

                  The annual report on Form 40-F for the year ended December 31, 2005 (the "REPORT") of the Corporation fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Corporation.

Dated: March 21, 2006


                                              /s/ Stephen Yuzpe
                                            ---------------------------------
                                            Name: Stephen Yuzpe
                                            Title: Chief Financial Officer